

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2021

Carlos Garcia-Parada
Chief Financial Officer
Rocket Pharmaceuticals, Inc.
9 Cedarbrook Drive
Cranbury, NJ 08512

      Re: Rocket Pharmaceuticals, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed March 1, 2021
          File No. 001-36829

Dear Mr. Garcia-Parada:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences